Annual Report
June 30, 1995
SteinRoe
Bond Funds
Limited Maturity Income Fund
Government Income Fund
Intermediate Bond Fund
Income Fund
Photographic image of two men and girl on a bridge
Graphic of SteinRoe Logo
SteinRoe Mutual Funds
Building Wealth for GenerationsTM

Contents
From the President                                     1
Tim Armour's thoughts on the markets and investing

Performance                                            3
How the SteinRoe Bond Funds have done over time

Q&A
Limited Maturity Income Fund                           7
Government Income Fund                                 10
Intermediate Bond Fund                                 12
Income Fund                                            16
Interviews with the portfolio managers and a summary of major shifts in the Funds' investments over the past twelve months

Investments                                            19-29
A complete list of each Fund's investments with market values

Financial Statements                                   30-37
Balance sheets, statements of operations, and changes in net assets

Notes to the Financial Statements                      38-41

Financial Highlights                                   42-49
Selected per-share data

Report of Independent Auditors                         50

General Information                                    51-56
A guide to products and services

From the President
Photographic Image of Tim Armour
To Our Shareholders

We are pleased to present this annual report for the SteinRoe Bond Funds -- SteinRoe Limited Maturity Income Fund, SteinRoe Government Income Fund, SteinRoe Intermediate Bond Fund and SteinRoe Income Fund.

We never forget our relationship with you is built not only on investment management capabilities but also on service. That's why we have redesigned our annual report to make it simpler for you to evaluate your fund's performance. We hope you find it easier to read and understand.

The Market

Fixed income investors have weathered both the best and the worst of times during the past 12 months. The first half of our fiscal year saw many fixed income issues -- and the funds that invest in them -- struggle. During the second half, however, the fixed income markets experienced a complete turnaround, rebounding so strongly that, according to Morningstar, Inc., not a single taxable bond fund posted a loss during the second quarter of 1995. Municipal bonds also benefited in the rally, though not to the same extent as taxables.

The U.S. economy sizzled in 1994 as the Gross Domestic Product (GDP) consistently topped 4 percent. A mature economy like the United States, however, can seldom maintain a growth rate of more than three percent without also experiencing higher inflation. That's why the Fed -- worried that inflation might soon catch up to the fast pace of the economy -- pushed short-term interest rates up seven times in the 12-month period between February 1994 and February 1995. These sharp spikes in interest rates caused bond prices to plummet, and contributed to what will long be remembered as one of the worst bond markets in history.

Then, as economic data indicated the economy was slowing, the fixed income markets started to come back. Intermediate- and long-term interest rates peaked in late November, and -- although the Fed continued to push up short-term rates into early February -- the bond market began to rally. Adding to the strength of the rally were the many investors who, sobered by market-shattering events like the devaluation of the Mexican peso and the failure of one of Britain's oldest and most venerable banks, returned to the relative safety of U.S. Treasury and corporate issues.

So, what's ahead for the fixed income market? We anticipate weak economic activity through the third quarter, which may squeeze corporate profits. Lower corporate profits would put pressure on stock prices and make fixed income investments look attractive relative to equities. After the third quarter, however, we are forecasting firmer, steady, noninflationary economic growth throughout 1996. We also think that, following a cautious easing move early in the third quarter of 1995, the Federal Reserve will respond further to slow growth and improving inflation by reducing short-term interest rates in a few more steps. Long-term interest rates, on the other hand, can be expected to trade in a range centered on roughly 6.6 percent.

The Basics

While past performance is no guarantee of future results, and no one can predict what might happen to bond funds or the markets in the future, we believe investors must understand the factors that move the markets, not just to profit from them, but to gain the patience to ride out short-term volatility in their investments. As always, no matter what direction you think the economy is heading, it is important to remember the basics. Think long term and re-evaluate your investment portfolio from time to time to make sure it continues to match your goals, risk tolerance and time horizon. And try to follow a regular investment plan. By investing a certain amount of money each month or quarter, you can take advantage of dollar-cost averaging. Of course, not everyone is in a position to follow a regular investment plan. And it neither ensures a profit nor protects against a loss in a declining market. This simple strategy, however, can help you turn market volatility to your advantage.

Please call us at 1 800 338-2550 with your comments and suggestions. As always, we look forward to serving your investment needs.

Sincerely,


Timothy K. Armour
President
August 9, 1995

Fund Performance
There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual return percentage change, or the growth of a hypothetical $10,000 investment. Each performance figure includes changes in a fund's share price, plus reinvestment of any dividends (net investment income) and capital gains (the profits the fund earns when it sells fixed income securities that have grown in value).
Average Annual Total Returns
Periods ended June 30, 1995
                              Past 1    Past 3    Past 5    Past 10
                              Year      Years     Years     Years
Intermediate Bond Fund        10.11%    6.62%     8.86%     9.19%
Lehman Intermediate
  Government/Corporate Index  10.37     6.75      8.76      9.10
                                   Past 1    From
                                   Year      Inception*
Limited Maturity Income Fund       6.96%     3.90%
Lehman 1- to 3-Year
  Government Index                 7.67      4.55
                              Past 1    Past 3    Past 5    From
                              Year      Years     Years     Inception*
Government Income Fund        10.94%    5.92%      8.18%    7.74%
Lehman Government Index       12.06     7.67       9.35     8.46
Income Fund                   12.79     8.69      10.11     8.95
Lehman Corporate Index        15.12     8.76      10.42     9.57

Total return performance includes changes in share price and reinvestment of income and capital gains distributions. This past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or loss when you sell shares.
* Inception Dates: Limited Maturity Income Fund -- March 11, 1993; Government Income Fund -- March 5, 1986; and Income Fund -- March 5, 1986. Because index returns are calculated on a monthly basis, the index returns marked "from inception" are calculated from the month-end results that fall closest to the Funds' inception dates.

Investment Comparison
Limited Maturity Income Fund
Chart:

Date           Limited Maturity         Lehman 1-3 Year
               Income Fund              Government Index
3/31/93        10000                    10000
6/30/93        10071                    10111
9/30/93        10178                    10250
12/31/93       10222                    10315
3/31/94        10197                    10265
6/30/94        10137                    10265
9/30/94        10222                    10367
12/31/94       10234                    10368
3/31/95        10540                    10712
6/30/95        10843                    11052

Government Income Fund
Chart:
Year Ended     Government Income        Lehman Government
6/30           Fund                     Bond Index
3/31/86        10000                    10000
6/30/86        10130                    10132
1987           10326                    10549
1988           11204                    11308
1989           12391                    12674
1990           13248                    13552
1991           14527                    14926
1992           16511                    16979
1993           18098                    19169
1994           17689                    18912
1995           19624                    21193

These graphs compare the performance of SteinRoe's Funds to the Lehman 1- to 3-Year Government Index, Lehman Government Bond Index, Lehman Intermediate
Government/Corporate Index and Lehman Corporate Bond Index, each an unmanaged group of fixed income securities that differs from the composition of each SteinRoe Fund; they are not available for direct investment.

Investment Comparison
Intermediate Bond Fund
Chart:
Year Ended     Intermediate Bond        Lehman Intermediate
6/30           Fund                     Government/Corporate Index
1985           10000                    10000
1986           12208                    11621
1987           12615                    12269
1988           13473                    13208
1989           14948                    14559
1990           15744                    15697
1991           17422                    17348
1992           19827                    19632
1993           21928                    21693
1994           21824                    21638
1995           24031                    23882

Income Fund
Chart:
Year Ended     Income  Fund             Lehman Corporate Bond Index
6/30
3/31/86        10000                    10000
6/30/86        10179                    10131
1987           10974                    10778
1988           11995                    11673
1989           13319                    13186
1990           13646                    14187
1991           14922                    15697
1992           17191                    18101
1993           19712                    20618
1994           19576                    20230
1995           22080                    23289

Total return performance includes changes in share price and reinvestment of income and capital gains distributions. This past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or loss when you sell shares.

Investment Comparison Continued
Making the Most of Performance

The wide assortment of performance data available today can be a mixed blessing. On one hand, a fund's performance results can be a valuable source of information when considering an investment. On the other hand, even seasoned investors may find the wide array of data and the different methods of interpretation confusing.

That's why one of the most important pieces of advice we can give you is to remember that a fund's past performance is just that -- past. While a fund's past performance is not a guarantee of how it will perform in the future, it can help you make rational decisions about the funds you currently hold or about funds you might be considering. Owning bond funds, for example, can help to reduce overall risks in a well-diversified portfolio. Because of their income component, bond funds tend to reduce portfolio fluctuations when stock funds are down. Nonetheless, bond fund share prices will fluctuate as interest rates change. The price and total return of a mutual fund will change daily and if you sell your shares during a downturn in the market, you might lose money. But, if you can ride out the market's ups and downs, your fund might achieve a gain.

No one can make your financial decisions better than you. We hope this annual report helps you to better understand and evaluate your fund's performance, and serves as a helpful aid in making intelligent, appropriate investment decisions. If you have any questions, please call a SteinRoe account representative at 1 800 338-2550.

Q&A
An Interview with Steve Luetger, Portfolio Manager of
Limited Maturity Income Fund
Photographic image of Steve Luetger

Fund Data
Investment Objective:
Seeks high current income and capital preservation by investing primarily in U.S. government and other high-quality debt securities. The Fund pursues a higher level of income than is usually available from money market instruments with stable prices and shorter maturities. While the price will fluctuate, it is expected to be less volatile than the price of longer-term funds with higher yield potential.

Fund Inception:
March 11, 1993

Total Net Assets:
$27.9 million

Steve Luetger was named portfolio manager in February 1995.

Q: What's your strategy?
A: I view this Fund as a distant cousin to a money market fund. Unlike a money market fund, our share price will fluctuate, but the biggest difference is that we aim to enhance our return by purchasing primarily U.S. government and other high-quality fixed income securities that, we believe, have the interest rate risk of a three-year Treasury. That way, we can offer the potential for higher returns than a money market fund at less price risk than that of other short-term fixed income investments of lesser quality.

Q: How did the Fund perform?
A: For the year, the Fund posted a return of 6.96 percent, versus a 7.67 percent return for the Lehman 1- to 3-Year Government Index. The Fund's underperformance was mainly driven by our duration -- which, for most of the year, was shorter than that of the Index -- and the portfolio's exposure to mortgages.1

Q: How does duration affect a bond fund's performance?
A: Duration -- or, more correctly, adjusted duration -- is a measure of a bond fund's sensitivity to interest rates. If a bond has a duration of five, for example, and interest rates fall by 1 percent, then the bond's price should rise by approximately 5 percent. The longer the duration, the more sensitive a bond's price will be to changes in interest rates.

A bond fund's portfolio manager uses a weighted average adjusted duration to reflect the durations of the fund's holdings, and adjusts the fund's duration according to what he or she expects interest rates might do.

Put simply, a shorter duration tends to help a bond fund's relative performance in bear markets -- as it did for Limited Maturity Income Fund last year -- and hinders performance in bull markets, such as the one we are now experiencing.

Q: What other factors affected performance?
A: During the first half of the year -- a period of rising rates -- we held a significant percentage of the portfolio in floating rate securities. Because the coupon rate on a floating rate note varies with market rates, in a rising rate environment income flows into the Fund at a higher level, which benefits the Fund's performance.

Some of our mortgage-backed securities had an adverse effect on performance. When interest rates fall, as they did during the last several months, borrowers tend to refinance their mortgages -- an action that shortens the average maturity of the pooled mortgage securities held in a fund's portfolio. Interest rates fell sharply during the second quarter of 1995, and mortgage securities -- reflecting growing anticipation among investors that a wave of refinancing was on its way -- trailed the performance of other securities. With mortgage-backed securities representing roughly 27 percent of the portfolio on June 30, these securities significantly affected the Fund's duration, and as a result, its performance.

Q: What are your expectations?
A: With the Federal Reserve now possibly entering a period of easing, we could expect to see interest rates continue to drift down and the yield curve to steepen, particularly on the short end. If this proves true, we'll begin shifting out of our shorter Treasuries and into modestly longer high-quality corporate bonds and asset-backed securities.

In the asset-backed securities sector, I expect to continue investing in manufactured housing, which provides relatively good prepayment protection at wider spreads than available elsewhere. I also like credit card-related securities, which, on June 30, accounted for roughly eight percent of the portfolio.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Fund's adviser currently limits expenses to 0.45 percent, subject to termination upon 30 days' notice to the Fund. Absent past limits, the Fund's total return would have been less. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares. The Lehman 1- to 3-Year Government Index is an unmanaged group of short-term bonds that differs from the composition of each SteinRoe Fund; the Lehman 1- to 3-Year Government Index is not available for direct investment.

Fund Highlights
Limited Maturity Income Fund
Securities Type Breakdown
                                        Portfolio      Portfolio
                                        June 30, 1994  June 30, 1995
U.S. Treasury and Agency Securities     35.3%          19.8%
Mortgage-Backed Securities              23.1           27.1
Corporate Bonds                         14.8           28.9
Asset-Backed Securities                 13.6           20.8
Cash Equivalents                        13.2            3.4
Total                                    100%           100%

Average Life
Pie Charts:
As of June 30, 1994           As of June 30, 1995
Less Than One Year (19.3%)    Less Than One Year (33.3%)
1-3 Years (61.7%)             1-3 Years (44.8%)
Over 3 Years (19.0%)          Over 3 Years (21.9%)

Portfolio Quality
Pie charts:
As of June 30, 1994           As of June 30, 1995
U.S. Treasury (19.8%)         U.S. Treasury (16.0%)
BBB (10.9%)                   BBB (13.0%)
A (16.4%)                     A (11.0%)
AA (8.4%)                     AA (13.0%)
AAA/Agency (44.5%)            AAA/Agency (47.0%)

Q&A
An Interview with Mike Kennedy, Portfolio Manager of
Government Income Fund and Intermediate Bond Fund
Photographic image of Mike Kennedy

Government Income Fund Data
Investment Objective:
The Fund seeks high current income by investing primarily in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities.

Fund Inception:
March 5, 1986

Total Net Assets:
$37.3 Million

Government Income Fund Q&A

Q: How did the Fund perform?
A: For the year, Government Income Fund posted a return of 10.94 percent, versus a gain of 12.06 percent for the Lehman Government Index. The Fund's performance, however, matched the median return of its Lipper peer group for the period.1 The primary reason the Fund lagged the Index was the underperformance of the mortgage market relative to the Treasury market. The Fund is heavily weighted in mortgage-backed securities, while the Index contains none.

Q: What caused the mortgage market to underperform Treasuries?
A: For the last half of the Fund's fiscal year, the bond markets, buoyed by a drop in interest rates, moved at a torrid pace. In May alone, the long-term Treasury rates dropped from 7.35 percent to 6.67 percent, while five- and ten-year Treasury rates also saw a dramatic decline. This sharp drop in interest rates helped to boost the market value of Treasuries. It also created a dramatic increase in prepayment risk, which caused mortgages to lag Treasuries. Although the majority of our mortgage holdings are concentrated in securities with better prepayment protection than the mortgage market as a whole, even mortgage-backed securities with superior prepayment protection underperformed Treasuries during the last half of the Fund's fiscal year.

Q: What is prepayment risk?
A: The interest rate on a mortgage-backed security will generally be above the risk-free yield on a Treasury security of comparable maturity. This spread reflects certain risks that a mortgage investor assumes, such as collection costs, costs associated with default, and uncertainty concerning the timing of cash flow, also known as prepayment risk. Simply put, someone who invests in a mortgage has granted the borrower an option to prepay all or part of a mortgage balance at any time. When interest rates are rising, few borrowers pay off their mortgages; when rates fall, however, borrowers have an increased incentive to prepay if interest rates fall below the contract rate of their mortgages. When that happens, mortgage investors often have to reinvest the proceeds they receive from prepayments at lower rates.

Q: Did you make any changes to the Fund's sector weightings or its investment strategy?
A: No, the Fund's sector allocation remained stable during the year. We maintained a heavy emphasis on mortgage-backed securities, which, as of June 30, 1995, represented approximately 65 percent of the portfolio. The Fund's adjusted duration, a measure of price volatility, declined slightly, from 5.1 years to 4.6 years, mainly as the result of increased expectations of rising prepayments.

Q: What other factors affected the Fund's performance?
A: Against a possible rise in interest rates, we hedged the portfolios by selling Treasury futures contracts during the year. When rates unexpectedly fell, prices increased and those futures positions became unfavorable. While we realized some losses in these transactions, those losses are neutralized somewhat by significant capital appreciation on the securities that were hedged.

Q: What is your outlook for the Fund and, in particular, the mortgage market?
A: We remain optimistic about the long-term potential for mortgage-backed securities. We believe the market is unduly concerned about prepayment risk and supply. As investors realize that prepayments will not rise to levels close to those experienced in 1993, investors will begin to gradually add to their mortgage holdings and mortgages should outperform Treasuries.
The mortgage market also could perform well if interest rates stabilize. The mortgage market generally performs poorly relative to Treasuries when the markets are volatile, as they were toward the end of the reporting period. While the biggest risk to the mortgage market at this point is another sharp drop in rates -- which would lead to a surge in prepayments -- we do not expect long-term rates to decline much more over the next six to 12 months.

As a result, we expect to maintain the Fund's current overweighting in mortgages.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Fund's adviser currently limits expenses to 1 percent of average net assets, subject to termination upon 30 days' notice to the Fund. Absent past limits, the Fund's total return would have been less. The Fund is neither insured nor guaranteed by the U.S. government. Up to 20 percent of the Fund's assets may be invested in other types of securities. The Fund's peer group, as defined by Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, includes funds that invest at least 65 percent of assets in U.S. government and agency issues. There were 159 funds in this peer group for the year ended June 30, 1995. The Lehman Government Bond Index represents an unmanaged group of government securities that differs from the composition of each SteinRoe Fund; it is not available for direct investment. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares.

Q&A Continued
Intermediate Bond

Fund Data
Investment Objective:
Seeks high current income consistent with capital preservation by investing primarily in a diversified portfolio of marketable debt securities. The dollar-weighted average life of its portfolio is expected to be between three and ten years.

Fund Inception:
December 5, 1978

Total Net Assets:
$301.7 Million

Intermediate Bond Fund Q&A

Q: How did the Fund perform during the past year?
A: Over the past 12 months, the Fund's return of 10.11 percent trailed the Lehman Intermediate Government/Corporate Index return of 10.37 percent.1 The Fund's slight underperformance over the past year was primarily driven by the poor performance of a few of our mortgage and corporate holdings relative to the holdings in the Index.

Q: Did you make any changes to the Fund's portfolio?
A: We continued to maintain a heavy emphasis on corporate bonds and mortgage-backed securities, with each sector representing about 34 percent of the long-term holdings in the portfolio as of June 30, 1995. In a tactical move, however, during the second quarter of 1995 we reduced the Fund's weighting in corporate bonds by 5 percent and purchased Treasuries in anticipation of an increase in corporate issuance and a potential widening of the yield spread between corporate bonds and Treasuries. Yield spreads did in fact widen and, consequently, we sold Treasuries and purchased attractively priced corporate bonds of Commonwealth Edison, Nabisco and Cox Cable (as of June 30, 2.14 percent, 1.12 percent and 2.08 percent of the portfolio, respectively). The Fund's adjusted duration, a measure of price volatility, declined from 4 years to 3.6 years. This was primarily the result of increased expectations for rising prepayments on some of the Fund's mortgage holdings and increased call risk on the Fund's callable federal agency bonds.

Q: What other factors affected the Fund's performance?
A: During the year, we hedged the portfolio against a possible rise in interest rates by selling Treasury futures contracts. When rates unexpectedly fell, prices increased and those futures positions became unfavorable. While we realized some losses in these transactions, those losses are neutralized somewhat by significant capital appreciation on the securities that were hedged.

Q: How are you positioning the Fund to take advantage of the current environment?
A: Over the next three months, we'll be making changes to our holdings in corporate bonds to take advantage of the "Fourth Quarter Effect" -- corporate bonds typically underperform Treasuries and higher-quality corporate bonds typically outperform lower-quality corporate bonds during the fourth quarter of the year. This is usually caused by investors and dealers cleaning up their balance sheets before year end.

Q: Do you plan on making any changes to the Fund's investment strategy?
A: No, we expect to maintain the Fund's current weighting in mortgages because we believe the market is unduly concerned about prepayment and supply. As investors realize that prepayments will not rise to levels close to those experienced in 1993, investors will begin to gradually add to their holdings. At current prices, mortgages offer very attractive yields relative to Treasuries.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Fund's adviser currently limits expenses to 0.70 percent of average net assets, effective through October 31, 1995. Absent past limits, the Fund's total return would have been less. The Lehman Intermediate Government/Corporate Index represents an unmanaged group of intermediate-term bonds that differs from the composition of each SteinRoe Fund; it is not available for direct investment. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares.

Fund Highlights
Government Income Fund
Securities Type Breakdown
                                   Portfolio      Portfolio
                                   June 30, 1994  June 30, 1995
Federal Agency Mortgage-
  Backed Securities                57.6%          59.8%
U.S. Treasury Securities           20.2           25.8
Cash Equivalents                   14.5            8.0
Federal Agency Securities           4.5            2.7
AAA Mortgage-Backed Securities      3.2            3.7
Total                               100%           100%

Maturity
Pie chart:
As of June 30, 1994           As of June 30, 1995
Under 5 Years (5.0%)          Under 5 Years (5.3%)
5-10 Years (9.0%)             5-10 Years (16.3%)
10-20 Years (29.0%)           10-20 Years (22.0%)
20-25 Years (28.0%)           20-25 Years (30.2%)
Over 25 Years (29.0%)         Over 25 Years (26.2%)

Portfolio Quality
Pie chart:
As of June 30, 1994           As of June 30, 1995
Treasury (20.2%)              Treasury (29.9%)
AAA/Agency (79.8%)            AAA/Agency (70.1%)

Fund Highlights
Intermediate Bond Fund
Securities Type Breakdown
                                   Portfolio      Portfolio
                                   June 30, 1994  June 30, 1995
Corporate Bonds                    51.2%          36.4%
Mortgage-Backed Securities         29.2           33.6
Cash Equivalents                    8.8            4.1
Asset-Backed Securities             7.6            7.0
Federal Agency Securities           2.7            8.6
U.S. Treasury Securities            0.5           10.3
Total                               100%           100%

Average Life
Pie charts:
As of June 30, 1994           As of June 30, 1995
Less Than 1 Year (11.0%)      Less Than 1 Years (9.0%)
1-5 Years (46.0%)             1-5 Years (40.0%)
5-10 Years (40.0%)            5-10 Years (49.0%)
Over 10 Years (3.0%)          Over 10 Years (2.0%)

Portfolio Quality
Pie charts:
As of June 30, 1994           As of June 30, 1995
AAA/Fed Agency (34.0%)        AAA/Fed Agency (44.0%)
AA (12.0%)                    AA (4.0%)
A (20.0%)                     A (16.0%)
BBB (26.0%)                   BBB (28.0%)
BB (7.0%)                     BB (8.0%)
B (1.0%)

Q&A
An Interview with Ann Benjamin, Portfolio Manager of Income Fund
Photographic image of Ann Benjamin

Fund Data
Investment Objective:
Seeks high current income by investing principally in medium-quality debt securities. The Fund also may invest in higher-quality securities and, to a lesser extent, lower-quality securities which may involve greater credit and other risk.

Fund Inception:
March 5, 1986

Total Net Assets:
$174.3 million

Q: How did the Fund perform?
A: Our one-year return of 12.79 percent underperformed the Lehman Corporate Bond Index return of 15.12 percent and roughly matched the Fund's Lipper corporate debt peer group return of 12.62 percent.1 The Fund underperformed the Index in part because this Index includes a mix of long- and intermediate-term securities, while the Fund focuses primarily on intermediate-term securities. In addition, the Fund maintained a slightly shorter duration than did the Index. A bond rally, such as the powerful rally in the Treasury market we experienced during the second quarter of 1995, tends to shorten a fund's duration. And, while we were able to lengthen our duration to 5.23 by the end of the quarter, for much of the quarter we were well below the Index duration of 5.7.

With the rally in the Treasury market and yield on the benchmark long-term bond rocketing to 7.8 percent, this has been a good year for bonds. We scored particularly well during the Treasury rally, since we were heavily weighted in 10-year Treasury securities, the rally's strongest performer. In addition, our holdings of Yankee bonds -- dollar-denominated bonds issued in the United States by foreign banks and corporations -- performed well during the rally.

We had no deterioration in any of our corporate credits, while the market experienced some defaults among corporate bonds. In fact, many of our holdings were upgraded.

Q: Did you make any changes to your investment strategy this year?
A: Economic growth, right in step with the Federal Reserve's plan for a soft landing, slowed to a crawl during the first and second quarters of 1995. But it's a fine line between slow growth and recession, so in January we began paring back our holdings of securities in cyclical industries and began investing more defensively -- buying the securities of companies that would be able to withstand a possible recession.

Q: How did the Fund weather the devaluation of the Mexican peso in December
1994?
A: Mexico took everyone by surprise, and certainly it has been a drag on our return this year. The good new is that, when the Federal Reserve began pushing up interest rates in February 1994, we saw that Third World securities were becoming illiquid. That was our cue to start selling our holdings in those countries, and we sold most of our Mexican position. When the crisis hit, we had less than a five percent exposure to Mexico, and we sold the balance of our holdings in the first quarter of 1995. So while we were affected by the Mexican devaluation, we were, fortunately, able to avoid the brunt of the impact.

Q: What do you look for when you're shopping for an investment?
A: We always evaluate the issuing company before we ever consider the individual security. We look for companies with stable cash flows, a history of solid growth and earnings, strong banking relationships and proven management capabilities. If a company meets those criteria, we'll look at its securities -- and we examine every security independently. There's no substitute for research.

Q: What's your outlook?
A: We're at a weighted average duration of about five, a neutral duration that will allow us to respond very quickly -- either moving duration higher or lower -- to changes in the economic environment. Right now, we're expecting interest rates to stabilize, but because the data are so mixed right now (corporate earnings have been much stronger than expected, indicating that the economy is still growing at a good pace), we're not planning to make any significant changes in the near term.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Fund's adviser currently limits expenses to 0.82 percent of average net assets, effective through October 31, 1998. Absent past limits, the Fund's total return would have been less. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares. The Fund's peer group, as defined by Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, includes funds that invest at least 65 percent of assets in corporate and government debt issues in the top four grades. There were 74 funds in this peer group for the year ended June 30, 1995. The Lehman Corporate Bond Index is an unmanaged group of intermediate- and long-term bonds that differs from the composition of each SteinRoe Fund; the Lehman Corporate Bond Index is not available for direct investment.

Fund Highlights
Income Fund
Securities Type Breakdown
                              Portfolio      Portfolio
                              June 30, 1994  June 30, 1995
Industrial                    34.6%          34.6%
Financial                     24.6           16.1
Utilities                     13.8           13.3
U.S. Government Securities     6.8           12.6
Miscellaneous                 20.2           23.4
Total                          100%           100%

Maturity
Pie charts:
As of June 30, 1994           As of June 30, 1995
Less Than 1 Year (9.6%)       Less Than 1 Year (5.0%)
1-5 Years (15.9%)             1-5 Years (9.0%)
5-10 Years (55.9%)            5-10 Years (64.1%)
10-20 Years (13.5%)           10-20 Years (18.6%)
Over 20 Years (5.1%)          Over 20 Years (3.3%)

Portfolio Quality
Pie charts:
As of June 30, 1994           As of June 30, 1995
Treasury AAA/Agency (14.3%)   Treasury AAA/Agency (16.1%)
AA (6.8%)                     AA (6.4%)
A (15.0%)                     A (11.0%)
BBB (31.0%)                   BBB (37.5%)
BB (29.6%)                    BB (25.3%)
B/NR* (3.3%)                  B/NR* (3.7%)

*Nonrated

Limited Maturity Income Fund

Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                             Principal         Market
Long-Term Obligations (95.6%)                                   Amount          Value
U.S. Government and Agency Obligations (19.6%)
Federal Home Loan Mortgage Corporation 7.110% 10/06/97         $ 1,000        $ 1,003
U.S. Treasury Notes
   7.875% 2/15/96                                                  500            506
   8.875% 2/15/96                                                  800            815
   7.625% 5/31/96                                                1,000          1,017
   7.750% 12/31/99                                               2,000          2,135
                                                                              -------
                                                                                5,476
U.S. Government Agency Mortgage-Backed Securities (17.1%)
Federal Home Loan Mortgage Corporation Remic Trusts
   4.750% 12/15/00 Series 1604-B                                 1,000            986
   4.750% 11/15/01 Series 1565-B                                 1,000            978
   5.000% 6/15/06 Series 1560-PB                                 1,000            991
Federal National Mortgage Association Remic Trust
   7.688% 4/25/20 Series 1993-M1 Class A                           839            850
Government National Mortgage Association 6.750% 4/20/23 ARM        944            961
                                                                              -------
                                                                                4,766
Asset-Backed Obligations (20.6%)
First Deposit Master Trust Series 1993 Class 2A 5.750% 6/15/01     400            395
Greentree Financial Corp. Series 1994
   6.550% 7/15/19 Class A1                                         773            770
   5.600% 5/15/24 Class 1                                          679            665
Greentree Financial Corp. Manufactured Housing Series 1993-1
   Class A-1 4.900% 4/15/18                                        131            130
Greentree Securities Net Int. Series 1994-A 6.900% 2/15/04         185            183
Household Home Equity Trust 1993 Class A3 4.650% 12/20/08          595            572
Premier Auto Trust Series 1994-3 Class A-4 6.500% 11/02/97         750            753
Prime Credit Trust Series 1992-2-A2 7.450% 11/15/02                750            782
Signet Master Trust Services 1993-4 Class A 6.313% 5/15/02
   Floating Rate                                                 1,500          1,500
                                                                              -------
                                                                                5,750

Financial (24.2%)
American Reinsurance Corp. 10.875% 9/15/04                       1,000          1,109
Banponce Financial Corp. 6.160% 7/30/98                          1,000            987
General Motors Acceptance Corp. 8.625% 6/15/99                     600            642
Health & Rehabilitation Property Trust 7.300% 7/13/99
   Floating Rate                                                 1,000          1,026
Korean Development Bank Medium-Term Note 7.950% 3/25/97          1,000          1,025
Lehman Brothers 5.040% 12/15/96
   8.000% thereafter until maturity of 12/15/03                  1,000            979
Salomon Brothers Mortgage Medium-Term Note 5.370% 12/17/96       1,000            985
                                                                              -------
                                                                                6,753
Food and Beverages (0.9%)
Philip Morris Companies Medium-Term Note 8.450% 5/24/96            250            254

Mortgage-Backed Securities (9.8%)
General Electric Capital Mortgage Services Series 1994
   6.500% 7/25/18 Class A6                                       1,000            990
   6.500% 8/25/24 Class A4                                       1,000            992
Kearny Street Real Estate Co., L.P. Commercial Mortgage Pass-Through
   Certificates Class B 6.550% 7/15/00                             350            349

Limited Maturity Income Fund Continued
                                                             Principal         Market
                                                                Amount          Value
Mortgage-Backed Securities (continued)
Salomon Brothers Mortgage Pass-Through Certificates
   Series 1993-3 Class A-3 7.200% 7/25/23                       $  400        $   398
                                                                              -------
                                                                                2,729
Utilities (3.4%)
New York State Electric & Gas 5.625% 1/01/97                       975            965
                                                                             --------

Total Long-Term Obligations
(Cost basis $26,959)                                                           26,693

Short-Term Obligation - Commercial Paper (3.4%)
Lehman Brothers Holding Inc. 6.350% 7/03/95
(Amortized Cost $945)                                              945            945

Total Investments (99.0%)
(Cost basis $27,904)                                                           27,638
Other Assets, Less Liabilities (1.0%)                                             269
                                                                             --------
Total Net Assets (100%)                                                      $ 27,907
                                                                             ========

See accompanying notes to financial statements.

Government Income Fund
Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                             Principal         Market
Long-Term Obligations (94.5%)                                   Amount          Value
U.S. Government and Agency Obligations ( 29.3%)
Federal National Mortgage Association
   8.000% 4/13/05                                               $1,000        $ 1,034
U.S. Treasury Bonds
   7.500% 11/15/01                                               1,000          1,073
   12.750% 11/15/10                                                600            882
   7.500% 11/15/16                                               2,000          2,180
   8.875% 8/15/17                                                4,200          5,234
   7.125% 2/15/23                                                  500            527
                                                                             --------
                                                                               10,930
U.S. Government Agency Mortgage-Backed Securities (61.4%)
Federal Home Loan Mortgage Corporation
   12.000% 7/01/13                                                 364            406
Federal Home Loan Mortgage Corporation Gold
   7.500% 3/01/08                                                1,970          2,000
   12.000% 07/01/20                                              1,200          1,347
   7.500% 11/01/23                                               1,340          1,344
Federal Home Loan Mortgage Corporation Remic Trusts
   8.500% 5/15/01 Series 197-H                                   1,316          1,327
   9.500% 4/15/19 Series 11-C                                      193            202
Federal National Mortgage Association
   8.000%  6/01/02                                                 855            878
   6.000% 4/01/09                                                  862            834
   6.000% 2/01/24                                                  907            850
   8.500% 7/01/24                                                1,390          1,435
   8.500% 11/01/24                                                  38             39
   8.500% 1/01/25                                                1,996          2,059
   *8.000% 2/15/25                                               1,500          1,528
   8.500% 3/01/25                                                   31             32
Federal National Mortgage Association Remic Trusts
   14.400% (Effective Yield) 7/25/98 Series 1991-91-SA
14 81
   6.000% 6/25/04 Series 1994-86-PD                              1,750          1,721
   9.250% 3/25/18 Series 1988-4-Z                                1,414          1,489
   5.850% 1/25/19 Series 1993-183-GB                               500            480
Government National Mortgage Association
   8.000% 6/15/06                                                  192            199
   8.000% 3/15/08                                                1,120          1,156
   8.000% 5/15/08                                                   79             81
   8.000% 6/15/08                                                  494            509
   8.000% 7/15/08                                                1,360          1,403
   9.000% 6/15/16                                                  456            483
   9.000% 8/15/16                                                   80             85
   9.000% 11/15/16                                                 226            239
   9.000% 2/15/17                                                  113            120
   9.000% 3/15/21                                                  185            195
   9.000% 8/15/21                                                  353            372
                                                                             --------
                                                                               22,894

Government Income Fund Continued
                                                             Principal         Market
                                                                Amount          Value
Mortgage-Backed Securities (3.8%)
Countrywide Mortgage Backed Securities Inc.
   Series 1994-F-Class A4 6.000% 4/25/09                        $  750        $   710
MDC Mortgage Funding Corporation Series Q Class 5
   8.850% 3/20/18                                                  687            713
                                                                             --------
                                                                                1,423
                                                                             --------
Total Long-Term Obligations
(Cost basis $33,854)                                                           35,247

Short-Term Obligations (8.2%)
U.S. Government Agency Obligation (4.0%)
   Federal Farm Credit Bank 5.860% 7/17/95                       1,500          1,496
Repurchase Agreement (4.2%)
   Salomon Brothers Inc.; 6/30/95 agreement collateralized
   by U.S. Treasury Notes 6.250% due 7/03/95                     1,555          1,555
                                                                             --------
Total Short-Term Obligations
(Amortized cost $3,051)                                                         3,051

Total Investments (102.7%)
(Cost basis $36,905)                                                           38,298
Other Assets, Less Liabilities (-2.7%)                                        (1,018)
                                                                             --------
Total Net Assets (100%)                                                      $ 37,280
                                                                             ========

*Security purchased on a when-issued or delayed delivery basis for which the Fund had not taken delivery as of June 30, 1995.

See accompanying notes to financial statements.

Intermediate Bond Fund
Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                             Principal         Market
Long-Term Obligations (97.8%)                                   Amount          Value
U.S. Government and Agency Obligations (19.3%)
Federal Home Loan Mortgage Corporation 5.630% 1/05/99          $ 8,500        $ 8,311
Federal National Mortgage Association
   5.330% 6/26/98 Medium-Term Note                               5,000          4,878
   5.200% 7/10/98 Medium-Term Note                               8,500          8,250
   8.000% 4/13/05                                                5,000          5,172
U.S. Treasury Notes
   6.875% 3/31/97                                                1,500          1,525
   6.750% 6/30/99                                                3,000          3,080
   7.750% 2/15/01                                                5,000          5,403
   7.500% 5/15/02                                                4,000          4,309
   6.375% 8/15/02                                                9,250          9,361
   7.250% 5/15/04                                                7,500          8,009
                                                                             --------
                                                                               58,298
U.S. Government Agency Mortgage-Backed Securities (20.7%)
Federal Home Loan Mortgage Corporation Gold 12.000% 7/01/20      5,719          6,420
Federal Home Loan Mortgage Corporation Remic Trusts
   8.500% 5/15/01 Series 197-H                                   4,826          4,865
   9.500% 4/15/19 Series 11-C                                      462            482
Federal National Mortgage Association
   9.148% 6/01/97 (Multi Family Housing) Floating Rate             158            159
   8.500% 4/01/01                                                    3              3
   8.500% 5/01/03                                                   49             50
   8.500% 9/01/03                                                  134            138
   8.500% 11/01/03                                                 309            319
   6.000% 4/01/09                                               14,195         13,733
   11.250% 11/01/13 (FHA/VA guaranteed)                            383            421
   6.000% 1/01/24                                                  975            914
   6.000% 3/01/24                                                2,929          2,747
   8.500% 12/01/24                                               3,984          4,114
   *8.000% 2/15/25                                               4,750          4,839
Federal National Mortgage Association Remic Trusts
   14.400% (Effective Yield) 7/25/98  Series 1991-91-SA             65            387
   6.000% 6/25/04 Series 1994-86-PD                              4,500          4,426
   9.250% 3/25/18 Series 88-4-Z                                  4,779          5,032
Government National Mortgage Association
   8.000% 1/15/08                                                  840            869
   8.000% 2/15/08                                                  546            563
   8.000% 4/15/08                                                  711            733
   8.000% 5/15/08                                                  689            711
   8.000% 6/15/08                                                3,190          3,293
   8.000% 7/15/08                                                  596            614
   9.000% 6/15/16                                                  199            210
   9.000% 8/15/16                                                  139            147
   9.000% 10/15/16                                                 287            304
   *6.500% 10/15/25 ARM                                          6,000          6,068
                                                                             --------
                                                                               62,561

Air Transportation (2.5%)
Federal Express Corporation 1994 Pass-Through
   Certificates Series A310-A1 7.530% 9/23/06                    4,918          5,055
United Airline Corporation Series 1991-A1  9.200% 3/22/08        2,323          2,436
                                                                             --------
                                                                                7,491

Intermediate Bond Fund Continued
                                                             Principal         Market
                                                                Amount          Value
Asset-Backed Obligations (7.1%)
ALPS  Pass-Through Trust Series 1994-1 Class C2 9.350% 9/15/04 $ 3,482        $ 3,621
First Boston Home Equity Loan Pass-Through Certificates Series
   1993-H1 Class A-IO  12.820% (Effective Yield) 9/28/13        38,057          1,270
Greentree Finance Manufactured Housing Series 1994-S-A3
   7.600% 9/01/19                                                3,000          3,116
Greentree Home Improvement Loan Trust
   Series 1994-A Class A 7.050% 3/15/14                          3,841          3,831
Greentree Securitized Net Interest Margin Series 1994-A
   6.900% 2/15/04                                                2,548          2,532
Household Credit Card Trust Series 1991-2B 6.700% 7/15/97        3,500          3,502
Prime Credit Card Trust Series 1992 Class B-1 7.550% 2/15/01     3,500          3,638
                                                                             --------
                                                                               21,510
Brokerage (1.0%)
Lehman Brothers Holdings Inc. 7.625% 6/15/97                     3,000          3,044

Commercial Banks (4.1%)
**Corporacion Andina de Fomento 6.625% 10/14/98                  3,500          3,355
National Westminster Bank PLC, New York
   (Yankee Issue) 9.450% 5/01/01                                 3,250          3,697
Santander Financial Issuances 7.875% 4/15/05                     5,000          5,302
                                                                             --------
                                                                               12,354
Communications (3.4%)
Cox Communications 6.875% 6/15/05                                6,500          6,398
Viacom 10.250% 9/15/01                                           3,500          3,894
                                                                             --------
                                                                               10,292
Containers and Glass (0.7%)
Owens-Illinois, Inc. 11.000% 12/01/03                            1,800          1,982

Fabricated Metal Products (1.4%)
Boise Cascade Corp. 10.125% 12/15/97                             4,000          4,312

Financial (4.0%)
General Motors Acceptance Corporation 7.300% 2/02/98             2,400          2,445
Greentree Financial Corp. 10.250% 6/01/02                        3,000          3,534
Merrill Lynch Series 1994-M1 Class C 8.227% 4/15/23              1,300          1,338
**VW Credit Inc. 5.750% 11/15/98                                 5,000          4,888
                                                                             --------
                                                                               12,205
Financial Services (2.1%)
American Residential Mortgage Corp. 6.110% 2/03/99               4,000          3,955
**John Hancock Surplus Notes 7.375% 2/15/24                      2,500          2,320
                                                                             --------
                                                                                6,275
Food, Beverages & Tobacco (1.1%)
Nabisco, Inc. 6.850% 6/15/05                                     3,500          3,445

Foreign Government Bonds (0.7%)
**The Republic of Poland 7.750% 7/13/00                          2,000          2,000

Mining (1.3%)
PT Alatief Freeport Finance Co. B.V 9.750% 4/15/01.              3,500          3,797

Mortgage-Backed Securities (13.6%)
American Mortgage Trust Series 1993-3 Class 3B 8.190% 9/27/22    2,956          2,852
Countrywide Mortgage Backed Securities Inc.
   Series 1994-F Class A4 6.000% 4/25/09                         3,250          3,074

Intermediate Bond Fund Continued
                                                             Principal         Market
                                                                Amount          Value
Mortgage-Backed Securities (Continued)
Excel Credit Corporation Commercial Mortgage Pass-Through
   Certificate Series 1994-1Class A 6.663% 3/01/04
   Floating Rate                                               $ 2,700       $  2,723
Kearny Street Real Estate Co., L.P. Commercial Mortgage
   Pass-Through Certificates
       7.700% 7/15/01 Class C                                    1,500          1,519
       9.560% 7/15/03 Class D                                    3,750          3,800
Kidder Peabody 8.500% 4/01/07 Series 1994-C3-A2                  3,500          3,798
**Lennar 8.120% 9/15/02                                          3,500          3,528
MDC Mortgage Funding Corporation Series Q Class 5
   8.850% 3/20/18                                                2,403          2,496
**Prudential Home Mortgage Finance Corp.
   Series 1992-A Class B2-2 7.900% 11/25/22                      7,000          6,384
Resolution Trust Corporation Series 1992-5 Class A3
   8.850% 5/25/22                                                2,732          2,832
**SKW Real Estate L.P. Commercial Mortgage Pass-Through Certificates
   7.050% 4/15/02 Class C                                        2,000          2,011
   9.050% 4/15/04 Class D                                        1,500          1,517
PS CMO Trust Series 1994-C1-A2 7.920% 8/15/02                    4,250          4,387
                                                                            ---------
                                                                               40,921
Natural Gas (1.4%)
Transco Energy 9.125% 5/01/98                                    4,000          4,261

Paper (1.1%)
Riverwood International Corp. 10.750% 6/15/00                    3,000          3,240

Petroleum (0.3%)
Gulf Canada 9.250% 1/15/04                                       1,000            978

Publishing & Broadcasting (1.9%)
Time Warner Inc. Step Reset Note  7.765%
   (Effective Yield) 8/15/02                                     5,750          5,649

Real Estate Investment Trust (0.3%)
Merry Land & Investments 7.250% 6/15/05                          1,000            990

Retail (1.1%)
Federated Department Stores 10.000% 2/15/01                      3,000          3,233

Telephone (1.0%)
GTE South 9.375% 6/15/30                                         3,000          3,162

Utilities (5.9%)
Commonwealth Edison
   6.625% 7/15/03                                                1,000            971
   7.375% 9/15/02                                                5,500          5,624
Niagara Mohawk Power Corp.
   7.375% 8/01/03                                                5,000          4,984
   8.000% 6/01/04                                                3,500          3,621
North Atlantic Energy Corporation Series A First Mortgage
   9.050% 6/01/02                                                2,548          2,614
                                                                            ---------
                                                                               17,814
Wholesale (1.8%)
Sears Roebuck & Co. 9.250% 4/15/98                               5,000          5,361
                                                                            ---------

Total Long-Term Obligations
(Cost basis $290,521)                                                         295,175

Intermediate Bond Fund Continued
                                                             Principal         Market
                                                                Amount          Value
Short-Term Obligations - Commercial Paper (4.2%)
America Honda Finance Corp. 5.975% 7/25/95                      $6,000      $  5,976
Countrywide Funding Corp. 5.970% 7/17/95                         5,000         4,987
Lehman Brothers Holding Inc. 6.350% 7/03/95                      1,740         1,739
                                                                            --------
Total Short-Term Obligations
(Amortized cost $12,702)                                                      12,702

Total Investments (102.0%)
(Cost basis $303,223)                                                        307,877
Other Assets, Less Liabilities (-2.0%)                                        (6,144)
                                                                           ---------
Total Net Assets (100.0%)                                                  $ 301,733
                                                                           =========

*Security purchased on a when-issued or delayed delivery basis for which the Fund had not taken delivery as of June 30, 1995

**These securities are subject to contractual or legal restrictions on their resale. At June 30, 1995, the aggregate value of these securities represented 8.6 percent of net assets.

See accompanying notes to financial statements.

Income Fund
Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                             Principal         Market
Long-Term Obligations (96.3%)                                   Amount          Value
U.S. Government Obligations (12.6%)
U.S Treasury Notes
   6.250% 2/15/03                                             $  4,500       $  4,515
   5.750% 8/15/03                                                1,000            970
   7.250% 5/15/04                                                5,000          5,340
   6.500% 5/15/05                                                5,500          5,615
   7.875% 11/15/04                                               5,000          5,568
                                                                            ---------
                                                                               22,008
Airlines (1.2%)
American Airlines Equipment Trust 9.710% 1/02/07                 1,866          1,997

Asset-Backed Obligations (3.6%)
ALPS Pass-Through Trust Series 1994-1
   Class C2 9.350% 9/15/04                                         995          1,035
Carco Auto Loan Master Trust Series 1991-3A
   7.875% 3/15/98                                                2,000          2,051
Prime Credit Card Trust Series 1992
   Class B-1 7.550% 2/15/01                                      3,000          3,118
                                                                            ---------
                                                                                6,204
Automotive (0.5%)
Masco Corp. 7.125% 8/15/13                                       1,000            952

Cable/Media (9.1%)
Continental Cablevision Inc. 8.875% 9/15/05                      1,500          1,526
Le Groupe Videotron LTEE 10.625% 2/15/05                         2,000          2,115
News America Holdings Inc. 8.625% 2/01/03                        2,000          2,158
Rogers Cable Systems Senior Secured Second
   Priority Note 9.625% 8/01/02                                  2,000          2,015
Tele-Communications, Inc. Class A 9.800% 2/01/12                 2,000          2,197
Time Warner Inc. 7.250% 9/01/08                                  2,000          1,908
Viacom International Inc. 10.250% 9/15/01                        2,000          2,225
Young Broadcasting, Inc. 11.750% 11/15/04                        1,500          1,642
                                                                            ---------
                                                                               15,786

Commercial & Development Banks (6.7%)
*Banko del Estado de Chile (Caymen Islands)
8.390% 8/01/01                                                   3,000          3,120
Banca Commercial Italian 8.250% 7/15/07                          3,000          3,148
Banesto Delaware Inc. 8.250% 7/28/02                             2,000          2,107
*Corporacion Andina de Fomento 6.625% 10/14/98                   1,000            959
RBSG Capital Corp. 10.125% 3/01/04                               2,000          2,405
                                                                            ---------
                                                                               11,739
Containers & Glass (2.2%)
Coca-Cola Bottling Company Medium-Term Note
   8.560% 2/26/02                                                2,000          2,182
Owens-Illinois, Inc. 11.000% 12/01/03                            1,500          1,652
                                                                            ---------
                                                                                3,834
Electronics (1.9%)
Philips Electronics N.V. 8.375% 9/15/06                          2,000          2,217
Plantronics 10.000% 1/15/01                                      1,000          1,013
                                                                            ---------
                                                                                3,230
Financial (7.4%)
Ford Capital B.V. 9.875% 5/15/02                                 2,000          2,327
General Motors Acceptance Corp.  9.625% 12/15/01                 2,000          2,288
*Goldman Sachs 6.200% 2/15/01                                    2,000          1,942
Greentree Acceptance Corp. 10.250% 6/01/02                       2,000          2,356

Income Fund Continued
                                                             Principal         Market
                                                                Amount          Value
Financial (continued)
Navistar Financial Corp. Medium-Term Note
   9.500% 6/01/96                                               $2,000       $  2,020
Property Trust of America 6.875% 2/15/08                         2,000          1,926
                                                                            ---------
                                                                               12,859
Food, Beverages & Tobacco (5.7%)
Cott Corp. 9.375% 7/01/05                                        1,500          1,504
Nabisco, Inc. 6.850% 6/15/05                                     2,250          2,214
Philip Morris Companies 7.125% 8/15/02                           2,000          2,025
RJR Nabisco 8.625% 12/01/02                                      2,000          2,046
Ralcorp Holdings, Inc. 8.750% 9/15/04                            2,000          2,165
                                                                            ---------
                                                                                9,954
Foreign Government Bonds (3.7%)
Basque Region of Spain 8.000% 9/21/04                            2,000          2,152
New Zealand Government Debentures 8.750% 12/15/06                               2,0002,328
*The Republic of Poland 7.750% 7/13/00                           2,000          2,000
                                                                            ---------
                                                                                6,480
Gaming (1.8%)
Caesars World Inc. 8.875% 8/15/02                                1,000          1,057
Circus Circus Enterprises, Inc. 10.625% 6/15/97                  2,000          2,141
                                                                            ---------
                                                                                3,198
Health Services & Equipment (1.3%)
Columbia/HCA Health Care Corp. 8.850% 1/01/07                    2,000          2,261

Hospitals, Nursing Homes (1.2%)
National Medical Enterprises, Inc. 9.625% 9/01/02                               2,0002,115

Hotels (2.0%)
Embassy Suites Inc. 8.750% 3/15/00                               1,250          1,259
MGM Grand Hotel 12.000% 5/01/02                                  2,000          2,228
                                                                            ---------
                                                                                3,487

Machinery & Fabricated Metal Products (3.6%)
Black & Decker Inc. 7.000% 2/01/06                               2,000          1,943
Cincinnati Milacron 8.375% 3/15/04                               2,000          2,031
Rexnord Corp. 10.750% 7/01/02                                    2,000          2,244
                                                                            ---------
                                                                                6,218
Mining (3.0%)
PT Alatief Freeport Finance Co. B.V. 9.750% 4/15/01              3,000          3,255
Santa Fe Pacific Gold 8.375% 7/01/05                             2,000          1,988
                                                                            ---------
                                                                                5,243
Mortgage-Backed Security (0.5%)
Resolution Trust Corporation Series 1992-C1
   Class A1 8.800% 8/25/23                                         849            874

Natural Gas & Oil (6.0%)
Arkla Inc. 9.875% 4/15/97                                        2,000          2,080
Colorado Interstate Gas 10.000% 6/15/05                          1,500          1,811
Texas Eastern Transmission Corporation 10.375% 11/15/00          2,000          2,320
Texas Gas Transmission Corporation  9.625% 7/15/97               2,000          2,120
Transco Energy Co. 9.125% 5/01/98                                2,000          2,131
                                                                            ---------
                                                                               10,462
Petroleum (4.6%)
Gulf Canada 9.250% 1/15/04                                       1,500          1,466
*Lyondell Petroleum 9.750% 9/04/03                               2,000          2,287

Income Fund Continued
                                                             Principal         Market
                                                                Amount          Value
Petroleum (Continued)
Occidental Petroleum Corporation 11.750% 3/15/11                $2,000       $  2,159
Union Texas Petroleum 8.500% 4/15/07                             2,000          2,176
                                                                            ---------
                                                                                8,088
Retail (2.8%)
Hook-SuperX, Inc. 10.125% 6/01/02                                2,000          2,160
Federated Department Stores 10.000% 2/15/01                      1,500          1,616
Kroger Company 9.750% 2/15/04                                    1,000          1,082
                                                                            ---------
                                                                                4,858
Services (3.3%)
ARA Services, Inc. 10.625% 8/01/00                               1,600          1,780
Aramark Services 8.150% 5/01/05                                  1,000          1,053
Rykoff Sexton Inc. 8.875% 11/01/03                               1,750          1,733
Service Corp. International 8.375% 12/15/04                      1,000          1,097
                                                                            ---------
                                                                                5,663
Telephone (1.2%)
Rogers Cantel Mobile, Inc. 10.750% 11/01/01                      2,000          2,070

Textile (0.7%)
Dominion Textile (USA) Inc. Gtd.  8.875% 11/01/03                               1,2501,266

Utilities (9.7%)
CTC Mansfield Funding Corporation 11.125% 9/30/16                               1,5001,545
Kentucky Power First Mortgage Medium-Term Note
   8.900% 5/21/01                                                2,000          2,195
Long Island Lighting 6.250% 7/15/01                              1,500          1,368
Louisiana Power & Light Company Series A
   10.670% 1/02/17                                               1,000          1,076
*National Power Corp. Medium-Term Note
   9.000% 7/05/02                                                1,500          1,508
Niagara Mohawk Power Corp. 6.875% 4/01/03                        2,000          1,940
North Atlantic Energy Corporation  Series A First
   Mortgage 9.050% 6/01/02                                       2,831          2,905
Texas Utilities Company 9.750% 5/01/21                           2,000          2,267
Utilicorp United, Inc. 8.200% 1/15/07                            2,000          2,153
                                                                            ---------
                                                                               16,957
                                                                            ---------
Total Long-Term Obligations
(Cost basis $160,913)                                                         167,803

Short-Term Obligations - Commercial Paper  (3.8%)
Lehman Brothers Holding Inc. 6.350% 7/03/95
(Amortized Cost $6,683)                                          6,685          6,683

Total Investments (100.1%)
(Cost basis $167,596)                                                         174,486
Other Assets, Less Liabilities (-0.1%)                                          (159)
                                                                            ---------
Total Net Assets (100.0%)                                                    $174,327
                                                                            =========

* These securities are subject to contractual or legal restrictions on their resale. At June 30, 1995, the aggregate value of these securities represented 6.8% of net assets.

See accompanying notes to financial statements.

Balance Sheets
June 30, 1995
(All Amounts In Thousands)

                                                            Limited
                                                           Maturity   GovernmentIntermediate
                                                             Income       Income        Bond       Income
                                                               Fund         Fund        Fund         Fund
                                                            -------      -------   ---------    ---------
Assets
Investments, at market value                                $27,638      $38,298    $307,877     $174,486
Receivable for investments sold                                  --           --       5,159        2,049
Receivable for fund shares sold                                   8          633         526          464
Accrued interest receivable                                     243          371       3,351        3,321
Receivable from investment adviser                               26           --          --           --
Cash and other assets                                           152          104         166          111
                                                           --------     --------   ---------    ---------
   Total Assets                                             $28,067      $39,406    $317,079     $180,431
                                                            =======      =======    ========     ========
Liabilities
Payable for investments purchased                           $    --      $ 1,534    $ 12,956     $  5,487
Payable for fund shares redeemed                                 81          474       1,621          113
Dividends payable                                                48           68         550          352
Payable to investment adviser and transfer agent                  6           20         137          114
Other liabilities                                                25           30          82           38
                                                           --------     --------   ---------    ---------
   Total Liabilities                                            160        2,126      15,346        6,104
                                                           --------     --------   ---------    ---------
Capital
Paid-in capital                                              28,913       38,147     314,227      175,478
Net unrealized appreciation (depreciation) of investments     (266)        1,393       4,654        6,890
Accumulated undistributed net investment income                  11           --          28            6
Accumulated net realized losses on investments                (751)      (2,260)    (17,176)      (8,047)
                                                           --------     --------   ---------    ---------
   Total Capital (Net Assets)                                27,907       37,280     301,733      174,327
                                                           --------     --------   ---------    ---------
   Total Liabilities and Capital                            $28,067      $39,406    $317,079     $180,431
                                                            =======      =======    ========     ========
Shares Outstanding (Unlimited Number Authorized)              2,877        3,786      34,787       17,807
                                                            =======      =======    ========     ========
Net Asset Value (Capital) Per Share                         $  9.70      $  9.85    $   8.67      $  9.79
                                                            =======      =======    ========     ========

See accompanying notes to financial statements.

Statements of Operations
For the Year Ended
June 30, 1995
(All Amounts In Thousands)
                                                            Limited
                                                           Maturity   GovernmentIntermediate
                                                             Income       Income        Bond       Income
                                                               Fund         Fund        Fund         Fund
                                                             ------       ------    --------     --------
Investment Income
Interest income                                              $1,803       $3,192     $22,790      $13,400
                                                            -------      -------    --------     --------
Expenses
Management fees                                                 172          253       1,491        1,011
Transfer agent fees                                              56           75         368          177
Printing and postage                                             31           22          68           41
Custodian fees                                                    8           13          49           14
Legal and audit fees                                             27           27          27           27
Registration fees                                                25           20          26           22
Accounting fees                                                  17           17          21           19
Trustees' fees                                                   15           15          21           15
Other expenses                                                   14           18          42           35
                                                            -------      -------    --------     --------
                                                                365          460       2,113        1,361
Reimbursement of expenses by investment adviser               (235)         (38)        (26)         (48)
                                                            -------      -------    --------     --------
   Total Expenses                                               130          422       2,087        1,313
                                                            -------      -------    --------     --------
   Net Investment Income                                      1,673        2,770      20,703       12,087
                                                            -------      -------    --------     --------
Realized and Unrealized Gains (Losses) on Investments
Net realized losses on investments                            (548)        (607)    (10,410)      (2,294)
Net realized losses on futures transactions                      --        (555)     (1,306)           --
Net change in unrealized appreciation or
   depreciation on investments                                  736        2,629      18,957       10,187
                                                            -------      -------    --------     --------
   Net Gains on Investments                                     188        1,467       7,241        7,893
                                                            -------      -------    --------     --------
Net Increase in Net Assets Resulting from Operations        $ 1,861      $ 4,237    $ 27,944     $ 19,980
                                                          =========    =========  ==========   ==========

See accompanying notes to financial statements.

Statements of Changes in Net Assets
for the Years Ended June 30, 1994 and 1995
(All Amounts In Thousands)
                                                                          Limited Maturity                 Government
                                                                             Income Fund                  Income Fund
                                                               1994         1995        1994         1995
                                                            -------       ------     -------      -------
Operations
Net investment income                                       $ 1,238      $ 1,673     $ 3,096      $ 2,770
Net realized losses on investments                            (203)        (548)       (882)      (1,162)
Net change in unrealized appreciation or
   depreciation of investments                              (1,006)          736     (3,179)        2,629
                                                           --------     --------    --------     --------
   Net Increase (Decrease) in Net Assets Resulting
      from Operations                                            29        1,861       (965)        4,237
                                                           --------     --------    --------     --------
Distributions To Shareholders
Dividends from net investment income                        (1,236)      (1,664)     (3,106)      (2,770)
Dividends from net capital gains                                 --           --        (34)           --
Distributions in excess of realized gains                        --           --     (1,097)           --
                                                           --------     --------    --------     --------
   Total Distributions to Shareholders                      (1,236)      (1,664)     (4,237)      (2,770)
                                                           --------     --------    --------     --------
Share Transactions
Subscriptions to fund shares                                 53,026       17,366       9,910       15,151
Investment income dividends reinvested                          756        1,160       2,376        2,106
Capital gain distributions reinvested                            --           --       1,042           --
Redemptions of fund shares                                 (24,811)     (26,199)    (23,881)     (27,280)
                                                           --------     --------    --------     --------
   Net Increase (Decrease) from Share Transactions           28,971      (7,673)    (10,553)     (10,023)
                                                           --------     --------    --------     --------
   Net Increase (Decrease) in Net Assets                     27,764      (7,476)    (15,755)      (8,556)
Total Net Assets
Beginning of year                                             7,619       35,383      61,591       45,836
                                                           --------     --------    --------     --------
End of year                                                 $35,383      $27,907     $45,836      $37,280
                                                           ========     ========    ========     ========
Accumulated Undistributed Net Investment Income at
   End of Year                                             $      2     $     11    $     --     $     --
                                                           ========     ========    ========     ========

Analyses of Changes in Shares of Beneficial Interest
Subscriptions to fund shares                                  5,368        1,814         975        1,606
Investment income dividends reinvested                           77          121         234          223
Capital gain distributions reinvested                            --           --         103           --
                                                           --------     --------    --------     --------
                                                              5,445        1,935       1,312        1,829
Redemptions of fund shares                                  (2,525)      (2,739)     (2,367)      (2,877)
                                                           --------     --------    --------     --------
Net increase (decrease) in fund shares                        2,920        (804)     (1,055)      (1,048)
Shares outstanding at beginning of year                         761        3,681       5,889        4,834
                                                           --------     --------    --------     --------
Shares outstanding at end of year                             3,681        2,877       4,834        3,786
                                                           ========     ========    ========     ========

See accompanying notes to financial statements.

Statements of Changes in Net Assets
for the Years Ended June 30, 1994 and 1995
(All Amounts In Thousands)
                                                                             Intermediate
                                                                   Bond Fund                           Income Fund
                                                               1994         1995        1994         1995
                                                           --------     --------    --------     --------
Operations
Net investment income                                      $ 19,586     $ 20,703    $ 11,038     $ 12,087
Net realized gains (losses) on investments                  (1,068)     (11,716)       1,130      (2,294)
Net change in unrealized appreciation or depreciation
   of investments                                          (19,948)       18,957    (13,315)       10,187
                                                          ---------    ---------   ---------    ---------
   Net Increase (Decrease) in Net Assets Resulting
   from Operations                                          (1,430)       27,944     (1,147)       19,980
                                                          ---------    ---------   ---------    ---------
Distributions To Shareholders
Dividends from net investment income                       (19,608)     (20,726)    (11,003)     (12,126)
Dividends from net capital gains                            (2,830)           --          --           --
Distributions in excess of realized gains                   (5,460)           --          --           --
                                                          ---------    ---------   ---------    ---------
   Total Distributions to Shareholders                     (27,898)     (20,726)    (11,003)     (12,126)
                                                          ---------    ---------   ---------    ---------
Share Transactions
Subscriptions to fund shares                                125,654      109,708      61,219       62,511
Investment income dividends reinvested                       14,570       16,092       7,306        7,966
Capital gain distributions reinvested                         7,469           --          --           --
Redemptions of fund shares                                (127,586)    (133,792)    (49,083)     (62,890)
                                                          ---------    ---------   ---------    ---------
   Net Increase (Decrease) from Share Transactions           20,107      (7,992)      19,442        7,587
                                                          ---------    ---------   ---------    ---------
   Net Increase (Decrease) in Net Assets                    (9,221)        (774)       7,292       15,441
Total Net Assets
Beginning of year                                           311,728      302,507     151,594      158,886
                                                          ---------    ---------   ---------    ---------
End of year                                                $302,507     $301,733    $158,886     $174,327
                                                         ==========   ==========  ==========   ==========
Accumulated Undistributed Net Investment Income at
   End of Period                                          $      51    $      28   $      44    $       6
                                                         ==========   ==========  ==========   ==========

Analyses of Changes in Shares of Beneficial Interest
Subscriptions to fund shares                                 13,948       13,047       6,148        6,703
Investment income dividends reinvested                        1,627        1,920         734          853
Capital gain distributions reinvested                           834           --          --           --
                                                          ---------    ---------   ---------    ---------
                                                             16,409       14,967       6,882        7,556
Redemptions of fund shares                                 (14,239)     (16,019)     (4,927)      (6,720)
                                                          ---------    ---------   ---------    ---------
Net increase (decrease) in fund shares                        2,170      (1,052)       1,955          836
Shares outstanding at beginning of year                      33,669       35,839      15,016       16,971
                                                          ---------    ---------   ---------    ---------
Shares outstanding at end of year                            35,839       34,787      16,971       17,807
                                                         ==========   ==========  ==========   ==========

See accompanying notes to financial statements.

Notes to the Financial Statements
Note 1. Significant Accounting Policies

The following are the significant accounting policies of SteinRoe Limited Maturity Income Fund, SteinRoe Government Income Fund, SteinRoe Intermediate Bond Fund and SteinRoe Income Fund (the "Funds"), each a series of the SteinRoe Income Trust (a Massachusetts business trust).
Security Valuations

All securities are valued as of June 30, 1995. Long-term debt securities are valued using market quotations if readily available at the time of valuation. If market quotations are not readily available, they are valued at a fair value using a procedure determined in good faith by the Board of Trustees, which has authorized the use of market valuations provided by a pricing service. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost. Those with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix, prepared by the Adviser, based on quotations for comparable securities. Other assets are valued by a method that the Board of Trustees believes represents a fair value.

Futures Contracts

During the year ended June 30, 1995, Government Income Fund and Intermediate Bond Fund entered into U.S. Treasury Bond futures contracts to either hedge against expected declines of their portfolio securities or as a temporary substitute for the purchase of individual bonds. Risks of entering into futures contracts include the possibility that there may be an illiquid market at the time the Fund seeks to close out a contract, and changes in the value of the futures contract may not correlate with changes in the value of the portfolio securities being hedged.

Upon entering into a futures contract, the Fund deposits cash or securities with its custodian in an amount sufficient to meet the initial margin requirement. Subsequent payments are made or received by the Fund equal to the daily change in the contract value and are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.

Federal Income Taxes

No provision is made for federal income taxes, since the Funds elect to be taxed as "regulated investment companies" and make such distributions to their shareholders as to be relieved of all federal income taxes under provisions of current federal tax law.

The Funds intend to utilize provisions of the federal income tax laws which allow them to carry a realized capital loss forward for eight years following the year of the loss and offset such losses against any future realized gains.

At June 30, 1995, the Funds had capital loss carryforwards as follows:
                                   Year of
Fund           Amount              Expiration
Limited
  Maturity
  Income       $  655              2002-2003
Government
  Income       2,106               2003
Intermediate
  Bond         9,889               2003
Income         6,779               1999-2003

Distributions to Shareholders

Dividends from net investment income are declared daily and paid monthly. Capital gain distributions, if any, are distributed annually. Distributions in excess of tax basis earnings are reported in the financial statements as a return of capital. Differences in the recognition or classification of income between the financial statements and tax earnings that result in temporary over-distributions are classified as distributions in excess of net investment income or net realized gains, and all permanent differences are reclassified to paid-in capital.

None of the Funds had distributions in excess of net investment income or net realized gains for the year ended June 30, 1995.

Other Information

Realized gains or losses from sales of securities are determined on the specific identified cost basis.

Securities purchased on a when-issued or delayed delivery basis may be settled a month or more after the transaction date. These securities are subject to market fluctuation during this period. When-issued and delayed delivery purchase commitments of Government Income Fund and Intermediate Bond Fund as of June 30, 1995, amounted to $1,534 and $10,956, respectively.

All amounts, except per-share amounts, are shown in thousands.

Note 2. Portfolio Composition

Limited Maturity Income Fund invests primarily in U.S. Government and other high-quality debt securities. Government Income Fund invests primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies and instrumentalities. Intermediate Bond Fund invests primarily in marketable debt securities and Income Fund in medium-quality debt securities.

See each Fund's schedule of investments for information on individual securities as well as industry diversification, and see Fund Highlights for each Fund's portfolio quality.

Notes to the Financial Statements Continued

Note 3. Trustees' Fees and Transactions with Affiliates

The Funds pay a monthly management fee to Stein Roe & Farnham Incorporated (the "Adviser"), an indirect subsidiary of Liberty Mutual Insurance Company, for its services as investment adviser and manager. The management fee for Limited Maturity Income Fund is computed at an annual rate of .60 of 1 percent of the first $100 million of average net assets, .55 of 1 percent of the next $100 million and .50 of 1 percent thereafter; Government Income Fund is computed at an annual rate of .60 of 1 percent of the first $100 million of average net assets and .55 of 1 percent thereafter; Intermediate Bond Fund is computed at an annual rate of .50 of 1 percent of average net assets; and Income Fund is computed at an annual rate of .65 of 1 percent of the first $100 million of average net assets and .60 of 1 percent thereafter.

The investment advisory agreements of the Funds provide that the Adviser will reimburse each Fund to the extent that its annual expenses, excluding certain expenses, exceed the applicable limits prescribed by any state in which each Fund's shares are offered for sale. In addition, the Adviser has agreed to reimburse Limited Maturity Income Fund, Government Income Fund and Income Fund to the extent that their expenses exceed .45 percent, 1 percent and .82 percent of average net assets, respectively. Effective May 1, 1995, the Adviser agreed to reimburse Intermediate Bond Fund to the extent that expenses incurred exceed .70 percent of average net assets. The expense limitations for Limited Maturity Income Fund, Government Income Fund and Intermediate Bond Fund expire October 31, 1995, subject to earlier termination by the Adviser on 30 days' notice. The expense limitation for Income Fund commenced on October 29, 1993 and expires October 31, 1998.

The transfer agent fees of the Funds are paid to SteinRoe Services Inc., an indirect subsidiary of Liberty Mutual Insurance Company.

Pursuant to an agreement with the Funds, the Adviser provides certain accounting services. For the year ended June 30, 1995, Limited Maturity Income Fund, Government Income Fund, Intermediate Bond Fund and Income Fund incurred charges of $17, $17, $21 and $19, respectively.

Certain officers and trustees of the Trust are also officers of the Adviser. The compensation of trustees not affiliated with the Adviser for Limited Maturity Income Fund, Government Income Fund, Intermediate Bond Fund and Income Fund for the year ended June 30, 1995, was $15, $15, $21 and $15, respectively. No remuneration was paid to any other trustee or officer of the Trust.

Note 4. Short-Term Debt

To facilitate portfolio liquidity, the Funds maintain borrowing arrangements under which they can borrow against portfolio securities. There were no borrowings for any of the Funds during the year ended June 30, 1995.

Note 5. Investment Transactions

The aggregate cost of purchases and proceeds from sales of securities other than short-term obligations for the year ended June 30, 1995, were:

Fund                               Purchases      Sales
                                   ---------      ---------
Limited Maturity Income Fund       $ 17,876       $ 25,073
Government Income Fund               91,802        101,251
Intermediate Bond Fund              461,283        450,049
Income Fund                         116,249         96,993

At June 30, 1995, unrealized appreciation and depreciation of investments on a tax basis and the cost of investments for financial reporting purposes and for federal income tax purposes were as follows:
                                                                                             Cost of Investments
                                                                               Net                          Federal
                                                                      Appreciation         Financial         Income
Fund                                  Appreciation   Depreciation   (Depreciation)         Reporting            Tax
                                         ---------       --------        ---------          --------       --------
Limited Maturity Income Fund                $   71         $  337          $ (266)          $ 27,904       $ 27,904
Government Income Fund                       1,665            273            1,392            36,905         36,906
Intermediate Bond Fund                       7,431          2,812            4,619           303,223        303,258
Income Fund                                  7,661            792            6,869           167,596        167,617

Financial Highlights

Limited Maturity Income Fund

Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.

                                                                  Year      Year
                                                          Period Ended     Ended     Ended
                                                    June 30,  June 30,  June 30,
                                                     1993(a)      1994      1995
                                                     -------   -------   -------
Net Asset Value, Beginning of Period                  $10.00   $ 10.01  $   9.61
                                                      ------   -------   -------
Income From Investment Operations
   Net investment income                                 .12       .47       .56
   Net realized and unrealized gains (losses)
     on investments                                      .01     (.40)       .09
                                                      ------   -------   -------
   Total from investment operations                      .13       .07       .65
Distributions from net investment income               (.12)     (.47)     (.56)
                                                      ------   -------   -------
Net Asset Value, End of Period                        $10.01   $  9.61 $    9.70
                                                   ========= ========= =========
Ratio of net expenses to average net assets (b)       0.45%*     0.45%     0.45%
Ratio of net investment income to average
   net assets (c)                                     4.18%*     4.81%     5.83%
Portfolio turnover rate                                20%**      122%       64%
Total return (c)                                     1.43%**     0.66%     6.96%
Net assets, end of period (000s)                      $7,619   $35,383   $27,907

 *Annualized
**Not annualized
(a)  The Fund commenced operations on March 11, 1993.
(b) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the investment adviser, this ratio would have been 3.63 percent for the period ended June 30, 1993 and 1.14 and 1.27 percent for the years ended June 30, 1994, and June 30, 1995, respectively.
(c) Computed giving effect to investment adviser's expense limitation undertaking.

Financial Highlights Continued

Government Income Fund
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                      Period
                                                       Ended
                                                    June 30,                    Years Ended June 30,
                                                     1986(a)      1987      1988      1989      1990
                                                     -------   -------   -------   -------   -------
Net Asset Value, Beginning of Period                 $ 10.00   $ 10.10   $  9.79   $  9.59   $  9.77
                                                     -------   -------   -------   -------   -------
Income From Investment Operations
   Net investment income                                 .24       .72       .74       .78       .76
   Net realized and unrealized gains (losses)
     on investments                                      .10     (.31)     (.15)       .18     (.11)
                                                     -------   -------   -------   -------   -------
     Total from investment operations                    .34       .41       .59       .96       .65
                                                     -------   -------   -------   -------   -------
Distributions
   Net investment income                               (.24)     (.72)     (.74)     (.78)     (.76)
   Net realized capital gains                             --        --     (.05)        --        --
   In excess of realized gains                            --        --        --        --        --
                                                     -------   -------   -------   -------   -------
     Total distributions                               (.24)     (.72)     (.79)     (.78)     (.76)
                                                     -------   -------   -------   -------   -------
Net Asset Value, End of Period                       $ 10.10   $  9.79   $  9.59   $  9.77  $   9.66
                                                   ========= ========= ========= ========= =========
Ratio of net expenses to average net assets (b)       1.00%*     1.00%     1.00%     1.00%     1.00%
Ratio of net investment income to average
   net assets (c)                                     7.61%*     7.13%     7.68%     8.19%     7.90%
Portfolio turnover rate                                91%**      205%      237%      239%      181%
Total return (c)                                     3.35%**     4.01%     6.35%     1.61%     6.92%
Net assets, end of period (000s)                     $11,970   $22,656   $26,859   $32,011   $46,853

                                                                      Years Ended June 30,
                                                        1991      1992      1993      1994      1995
                                                     -------   -------   -------   -------   -------
Net Asset Value, Beginning of Period                 $  9.66   $  9.81   $ 10.40   $ 10.46   $  9.48
                                                     -------   -------   -------   -------   -------
Income From Investment Operations
   Net investment income                                 .75       .72       .64       .56       .62
   Net realized and unrealized gains (losses)
      on investments                                     .15       .59       .31     (.77)       .37
                                                     -------   -------   -------   -------   -------
     Total from investment operations                    .90      1.31       .95     (.21)       .99
                                                     -------   -------   -------   -------   -------
Distributions
   Net investment income                               (.75)     (.72)     (.64)     (.56)     (.62)
   Net realized capital gains                             --        --     (.25)     (.01)        --
   In excess of realized gains                            --        --        --     (.20)        --
                                                     -------   -------   -------   -------   -------
     Total distributions                               (.75)     (.72)     (.89)     (.77)     (.62)
                                                     -------   -------   -------   -------   -------
Net Asset Value, End of Period                      $   9.81   $ 10.40  $  10.46 $    9.48   $  9.85
                                                   ========= ========= ========= ========= =========
Ratio of net expenses to average net assets (b)        1.00%     0.99%     0.95%     0.98%     1.00%
Ratio of net investment income to average
   net assets (c)                                      7.65%     7.05%     6.25%     5.49%     6.56%
Portfolio turnover rate                                 136%      139%      170%      167%      225%
Total return (c)                                       9.61%    13.75%     9.60%   (2.26%)    10.94%
Net assets, end of period (000s)                     $49,952   $58,978   $61,591   $45,836   $37,280

 *Annualized
**Not annualized
(a)  The Fund commenced operations on March 5, 1986.
(b) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser, this ratio would have been 3.33 percent for the period ended June 30, 1986, and 1.44, 1.37,
1.21 and 1.07 percent for the years ended June 30, 1987 through 1990, respectively, and 1.09 percent for the year ended June 30, 1995.
(c) Computed giving effect to investment adviser's expense limitation undertaking.

Financial Highlights Continued

Intermediate Bond Fund
Selected per-share data (for a share outstanding throughout each year), ratios and supplemental data.

                                                                                Years Ended June 30,
                                                        1986      1987      1988      1989      1990
                                                    --------  --------  --------  --------  --------
Net Asset Value, Beginning of Year                  $   8.89  $   9.92  $   8.77  $   8.51  $   8.65
                                                    --------  --------  --------  --------  --------
Income From Investment Operations
   Net investment income                                .84        .74      .68        .74      .73
   Net realized and unrealized gains (losses)
      on investments                                    1.03     (.41)     (.12)       .14     (.28)
                                                    --------  --------  --------  --------  --------
     Total from investment operations                   1.87       .33       .56       .88       .45
                                                    --------  --------  --------  --------  --------
Distributions
   Net investment income                               (.84)     (.74)     (.68)     (.74)     (.72)
   Net realized capital gains                             --     (.74)     (.14)        --        --
   In excess of realized gains                            --        --        --        --        --
                                                    --------  --------  --------  --------  --------
     Total distributions                               (.84)    (1.48)     (.82)     (.74)     (.72)
                                                    --------  --------  --------  --------  --------
Net Asset Value, End of Year                        $   9.92  $   8.77  $   8.51  $   8.65  $   8.38
                                                   ========= ========= ========= ========= =========
Ratio of expenses to average net assets (a)            0.69%     0.68%     0.73%     0.73%     0.74%
Ratio of net investment income to average net
   assets (b)                                          9.03%     7.94%     7.97%     8.71%     8.60%
Portfolio turnover rate                                 334%      230%      273%      197%      296%
Total return (b)                                      21.90%     3.40%     6.92%    10.97%     5.33%
Net assets, end of year (000s)                      $183,440  $188,674  $162,225  $165,056  $161,439

                                                                                Years Ended June 30,
                                                        1991      1992      1993      1994      1995
                                                    --------  --------  --------  --------  --------
Net Asset Value, Beginning of Year                  $   8.38  $   8.53  $   8.99  $   9.26  $   8.44
                                                    --------  --------  --------  --------  --------
Income From Investment Operations
   Net investment income                                 .69       .69       .65       .56       .58
   Net realized and unrealized gains (losses)
      on investments                                     .16       .46       .27     (.59)       .23
                                                    --------  --------  --------  --------  --------
     Total from investment operations                    .85      1.15       .92     (.03)       .81
                                                    --------  --------  --------  --------  --------
Distributions
   Net investment income                               (.70)     (.69)     (.65)     (.56)     (.58)
   Net realized capital gains                             --        --        --     (.08)        --
   In excess of realized gains                            --        --        --     (.15)        --
                                                    --------  --------  --------  --------  --------
     Total distributions                               (.70)     (.69)     (.65)     (.79)     (.58)
                                                    --------  --------  --------  --------  --------
Net Asset Value, End of Year                        $   8.53  $   8.99  $   9.26  $   8.44  $   8.67
                                                   ========= ========= ========= ========= =========
Ratio of expenses to average net assets (a)            0.73%     0.70%     0.67%     0.70%     0.70%
Ratio of net investment income to average net
   assets (b)                                          8.17%     7.87%     7.22%     6.20%     6.94%
Portfolio turnover rate                                 239%      202%      214%      206%      162%
Total return (b)                                      10.62%    14.02%    10.59%   (0.47%)    10.11%
Net assets, end of year (000s)                      $184,444  $242,948  $311,728  $302,507  $301,733


(a) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser, this ratio would have been 0.71 percent for the year ended June 30, 1995.
(b) Computed giving effect to investment adviser's expense limitation undertaking.

Financial Highlights Continued

Income Fund
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                      Period
                                                       Ended
                                                    June 30,                    Years Ended June 30,
                                                     1986(a)      1987      1988      1989      1990
                                                     -------   -------   -------  --------   -------
Net Asset Value, Beginning of Period                 $ 10.00   $  9.94   $  9.71  $   9.60   $  9.65
                                                     -------   -------   -------  --------   -------
Income From Investment Operations
   Net investment income                                 .30       .98       .95       .95       .92
   Net realized and unrealized gains (losses)
     on investments                                    (.06)     (.23)     (.11)       .05     (.70)
                                                     -------   -------   -------   -------   -------
     Total from investment operations                    .24       .75       .84      1.00       .22
Distributions from net investment income               (.30)     (.98)     (.95)     (.95)     (.92)
                                                     -------   -------   -------   -------   -------
Net Asset Value, End of Period                       $  9.94   $  9.71   $  9.60  $   9.65   $  8.95
                                                   ========= ========= =================== =========
Ratio of net expenses to average net assets (b)       1.00%*     0.96%     0.91%     0.90%     0.93%
Ratio of net investment income to average net
   assets (c)                                        10.07%*     9.90%    10.08%     9.97%    10.02%
Portfolio turnover rate                                84%**      153%      158%       94%       90%
Total return                                         2.42%**     7.70%     9.38%    11.06%     2.48%
Net assets, end of period (000s)                     $32,034   $91,916   $96,611  $110,376   $89,023

                                                                                Years Ended June 30,
                                                        1991      1992      1993      1994      1995
                                                     -------  --------  --------  --------  --------
Net Asset Value, Beginning of Period                 $  8.95  $   8.95  $   9.51  $  10.10  $   9.36
                                                     -------  --------  --------  --------  --------
Income From Investment Operations
   Net investment income                                 .80       .76       .75       .69       .71
   Net realized and unrealized gains (losses)
     on investments                                       --       .56       .59     (.74)       .43
                                                     -------  --------  --------  --------  --------
     Total from investment operations                    .80      1.32      1.34     (.05)      1.13
Distributions from net investment income               (.80)     (.76)     (.75)     (.69)     (.71)
                                                     -------  --------  --------  --------  --------
Net Asset Value, End of Period                       $  8.95  $   9.51  $  10.10  $   9.36$     9.79
                                                    ======== ========= ========= ========= =========
Ratio of net expenses to average net assets (b)        0.95%     0.90%     0.82%     0.82%      .82%
Ratio of net investment income to average net
   assets (c)                                          8.98%     8.20%     7.62%     6.94%     7.55%
Portfolio turnover rate                                  77%       76%       39%       53%       64%
Total return                                           9.30%    15.30%    14.64%   (0.69%)    12.79%
Net assets, end of period (000s)                     $93,952  $112,706  $151,594  $158,886  $174,327

  *Annualized
**Not annualized

(a)  The Fund commenced operations on March 5, 1986.
(b) If the Fund had paid all of its expenses and there had been no reimbursement by the investment adviser, this ratio would have been 2.01 percent for the period ended June 30, 1986 and 0.83 and 0.85 percent for the years ended June 30, 1994, and June 30, 1995, respectively.
(c) Computed giving effect to investment adviser's expense limitation undertaking.

Report of Independent Auditors
To the Shareholders and Board of Trustees of SteinRoe Income Trust

SteinRoe Limited Maturity Income Fund
SteinRoe Government Income Fund
SteinRoe Intermediate Bond Fund
SteinRoe Income Fund

We have audited the accompanying balance sheets, including the schedules of investments, of SteinRoe Limited Maturity Income Fund, SteinRoe Government Income Fund, SteinRoe Intermediate Bond Fund and SteinRoe Income Fund as of June 30, 1995, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, and the financial highlights of SteinRoe Government Income Fund and SteinRoe Intermediate Bond Fund for the periods subsequent to June 30, 1987, and the financial highlights of SteinRoe Limited Maturity Income Fund and SteinRoe Income Fund since inception. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of SteinRoe Limited Maturity Income Fund, SteinRoe Government Income Fund, SteinRoe Intermediate Bond Fund, and SteinRoe Income Fund at June 30, 1995, and the results of their operations, the changes in their net assets and their financial highlights for the periods referred to above, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
August 9, 1995

A Guide to SteinRoe Services
We encourage you to take advantage of our free shareholder services. If you would like additional information about how to establish or use a SteinRoe service, just call us at 1 800 338-2550.

Purchases
In addition to sending us a check or wire to purchase additional fund shares, you can take advantage of these convenient automatic services:

* Automatic Investment Plan -- Make regular investments ($50 minimum) in your SteinRoe account directly from your bank checking account. You select monthly, quarterly, semiannual or annual purchases.

* Special Investments -- Purchase shares by telephone and pay for them by electronic transfer from your bank checking account.

Exchanges
* Telephone Exchange -- Call us to exchange $1,000 or more from your account in one SteinRoe Fund to an identically registered account in another SteinRoe Fund. You receive this service when you open a SteinRoe Fund account, unless you elect not to.*

* Automatic Exchange -- SteinRoe will regularly exchange shares from your account in one SteinRoe Fund to your account in another. You select twice-monthly, monthly, quarterly, semiannual or annual exchanges.

Redemptions
* Telephone Redemption by Check -- Call to redeem $1,000 or more from your account. A check will be sent to your registered address. You automatically receive this service when you open a SteinRoe account, unless you elect not to.

* Telephone Redemption by Wire -- Redeem shares by phone from your Money Market Fund account ($1,000 minimum) and wire the proceeds to your bank checking account. A small fee for wiring proceeds will be deducted from the amount wired.

* Special Redemption Option -- If you do not want to pre-schedule your redemptions, you can redeem shares by telephone ($50 minimum/ $100,000 maximum) and have the proceeds sent directly to your bank checking account.

* Automatic Redemption Plan -- Redeem either a fixed dollar or share amount, or a fixed percentage of your account automatically on a schedule you establish. You select monthly, quarterly, semiannual or annual withdrawals ($50 minimum/ $100,000 maximum), and the proceeds are sent either to your bank checking account or to an address you specify.

*  Money Market Fund Check
Writing -- Write checks for $50 or more on your Money Market Fund account.

Distributions
Most investors like to reinvest their dividends and capital gains distributions and put them back to work. If, however, you do not want them reinvested, consider these alternatives:

* Dividend Purchase Option -- Use the distributions from one SteinRoe Fund account ($25 minimum) to automatically purchase shares in your account with another SteinRoe Fund.

* Automatic Dividend Deposit -- Instead of receiving your dividends by check, your distributions are deposited automatically into your bank checking account.

Recordkeeping
* Summary of Investments -- Consolidates quarterly transaction and investment information for any or all of your household's SteinRoe accounts on one easy-to-read statement. At year end, SteinRoe provides a complete summary of all account activity for the year.

*SteinRoe reserves the right to discontinue or modify the exchange privilege, and certain restrictions apply. Please refer to your prospectus for details.

Funds for Every Investment Objective

The SteinRoe family of 100 percent no-load mutual funds offers a variety of funds so you can select the right fund, or combination of funds, to meet your investment objectives. Call us at 1 800 338-2550 for a prospectus and more complete information on any of the funds, including management fees and expenses. Please read the prospectus carefully before you invest or send money.

Money Market Funds

Money market funds seek to provide income while preserving principal and maintaining liquidity. These funds offer free check writing.

* Government Reserves -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities.*

* Cash Reserves -- Invests in high-quality, short-term money market securities such as certificates of deposit, banker's acceptances and commercial paper.*

Bond Funds
Bond funds seek high current income by investing primarily in fixed income securities.

* Limited Maturity Income Fund -- Invests primarily in U.S. government and other high-quality debt securities. The dollar-weighted average effective maturity will not exceed three years.

* Government Income Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies.*

* Intermediate Bond Fund -- Invests primarily in marketable debt securities with an average life of three to ten years.

* Income Fund -- Pursues a higher level of current income by investing primarily in medium- and lower-quality bonds.

Tax-Exempt Funds
These funds help investors keep more of their earnings by investing in instruments that earn income free from federal income tax. Income may be subject to federal alternative minimum tax and state and local taxes; capital gains are subject to state, local and federal taxes.

* Municipal Money Market Fund -- Seeks to provide the liquidity and stability of a money market fund plus current tax-free income. Free check writing available.*

* Intermediate Municipals -- Seeks high current yield through investments primarily in the three highest grades of intermediate-term municipal securities.

* Managed Municipals -- Pursues high tax-free income by investing in a quality-conscious portfolio of long-term municipal bonds.

* High-Yield Municipals -- Seeks a higher level of tax-free income from long-term municipal securities, primarily of medium or lower quality.

Growth and Income Funds
These funds seek to provide a conservative investment that is well positioned for long-term growth and current income. Each fund's approach is designed to limit the effects of market volatility.

* Total Return Fund -- Strives for maximum total return consistent with reasonable investment risk by investing in stocks, bonds and convertible securities.

* Prime Equities -- Pursues long-term capital growth by investing primarily in large, well-established companies.

Growth Funds
Growth funds offer long-term capital appreciation potential by investing primarily in various types of stocks.

* Growth Stock Fund -- Pursues long-term capital appreciation from stocks with strong growth potential.

* Special Fund -- Invests in securities believed to have limited downside risk relative to their potential for above-average growth, including securities of undervalued, underfollowed or out-of-favor companies.

* Special Venture Fund -- Seeks capital appreciation through equity securities of entrepreneurially managed companies.

* Young Investor Fund -- Invests in securities of companies that affect the lives of children or teenagers.

* Capital Opportunities Fund -- Takes a long-term approach to emerging growth by selecting quality companies with the potential to generate high levels of earnings growth over a three- to five-year period.

* International Fund -- Invests in a diversified portfolio of foreign securities.

*Money market mutual funds strive to maintain a $1 per share net asset value, but there is no assurance that the fund will be able to maintain a stable net asset value. The net asset value of a fund that invests in securities issued or guaranteed by the U.S. government is not guaranteed.

To Contact Us. . .

By Phone 1 800 338-2550
You can discuss your investment questions with a SteinRoe account representative by calling us toll free. We'll be happy to answer questions about your current account, or to provide you with information about opening a SteinRoe Fund account, including SteinRoe IRAs. We're available seven days a week, from 7 a.m. to 8 p.m. weekdays and from 8 a.m. to 5 p.m. Saturday and Sunday (central time).

SteinRoe's Funds-on-Call(R)

24-Hour Service Line

Using a touch-tone phone, call our toll-free number, day or night, for your current account balance, the latest SteinRoe Fund prices and yields, and other information. In addition, if you have a Personal Identification Number (PIN), you may place orders for the following transactions 24 hours a day:

* Exchange shares between your SteinRoe accounts;
* Purchase Fund shares by electronic transfer;
* Order additional account statements and Money Market Fund checks;
* Redeem shares by check, wire or electronic transfer.

Please contact an account representative if you would like to apply for a PIN.

Retirement Plan Accounts
Call us for information about how we can assist you with your defined contribution plan, including 401(k) plans. You can reach us toll free at 1 800 322-1130.

By Mail
If you prefer to contact us by mail, please address all correspondence to:
P.O. Box 804058, Chicago, IL 60680.

In Person
If you are in the Chicago area, please visit our Investor Center located in downtown Chicago at One South Wacker Drive, 32nd Floor. Our account representatives can answer questions about your current Fund investments or provide you information about any of the SteinRoe Funds and retirement plans. Stop by weekdays between 8 a.m. and 5:15 p.m.

This report must be preceded or accompanied by a prospectus.

Income Trust
Trustees
Timothy K. Armour
President of Mutual Fund Division and Director of Stein Roe & Farnham
Incorporated
Kenneth L. Block
Chairman Emeritus, A. T. Kearney, Inc.
William W. Boyd
Chairman and Director of Sterling
Plumbing Group, Inc.
Lindsay Cook
Senior Vice President of Liberty Financial Companies, Inc.
Francis W. Morley
Chairman, Employer Plan Administrators
and Consultants Co.
Charles R. Nelson
Van Voorhis Professor of Political Economy, University of Washington Gordon R. Worley
Private investor

Officers
Timothy K. Armour, President
Jilaine H. Bauer, Executive Vice President,
  Secretary
N. Bruce Callow, Executive Vice President
Hans P. Ziegler, Executive Vice President
Gary A. Anetsberger, Senior Vice President,
  Chief Financial Officer
Ann H. Benjamin, Vice President
Thomas W. Butch, Vice President
Philip D. Hausken, Vice President
Michael T. Kennedy, Vice President
Stephen P. Lautz, Vice President
Steven P. Luetger, Vice President
Lynn C. Maddox, Vice President
Anne E. Marcel, Vice President
Jane M. Naeseth, Vice President
Nicolette D. Parrish, Vice President,
  Assistant Secretary
Thomas P. Sorbo, Vice President
Sharon R. Robertson, Controller
Margaret O. Zwick, Treasurer
Janet B. Rysz, Assistant Secretary
Agents and Advisers
Stein Roe & Farnham Incorporated
Investment Adviser
State Street Bank and Trust Company
Custodian
SteinRoe Services Inc.
Transfer Agent
Bell, Boyd & Lloyd
Legal Counsel to the Trust
Ernst & Young LLP
Independent Auditors

Graphic SteinRoe Logo
The SteinRoe Funds
SteinRoe Government Reserves
SteinRoe Cash Reserves
SteinRoe Limited Maturity Income Fund
SteinRoe Government Income Fund
SteinRoe Intermediate Bond Fund
SteinRoe Income Fund
SteinRoe Municipal Money Market Fund
SteinRoe Intermediate Municipals
SteinRoe Managed Municipals
SteinRoe High-Yield Municipals
SteinRoe Total Return Fund
SteinRoe Prime Equities
SteinRoe Young Investor Fund
SteinRoe Growth Stock Fund
SteinRoe Capital Opportunities Fund
SteinRoe Special Fund
SteinRoe Special Venture Fund
SteinRoe International Fund

P.O. Box 804058
Chicago, Illinois 60680
1 800 338-2550
In Chicago, visit our Investor Center
at One South Wacker Drive
Liberty Securities Corporation, Distributor
Member, SIPC
8/95
20009